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03002449

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SEC FILE NUMBER
8-51143

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2003 WASH. D.C. 155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Weil Realty Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center, 41st Floor
(No. and Street)

Boston (City) MA (State) 02111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

S. Douglas Weil (617) 210-6821
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levine, Katz, Nannis & Solomon, P.C.
(Name — *if individual, state last, first, middle name)*

250 First Avenue, Suite 101 (Address) Needham (City) MA (State) 02494 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 10 2003

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, S. Douglas Weil, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weil Realty Group, Inc., as of February 21, 2003, 19XXXX, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

S Douglas Weil

Signature

President

Title

Nadine Cucchi

Notary Public

NADINE CUCCHI
Notary Public
Commonwealth of Massachusetts
My Commission Expires
April 22, 2005

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEIL REALTY GROUP, INC.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

December 31, 2002

WEIL REALTY GROUP, INC.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

December 31, 2002

CONTENTS

FIRST NEEDHAM PLACE
250 FIRST AVENUE - SUITE 101
NEEDHAM · MA 02494-2805
WEB WWW.LKNSCPA.COM
E MAIL LKNS@LKNSCPA.COM
TELEFAX 781.453.8778
TELEPHONE 781.453.8700

L E V I N E
K A T Z
N A N N I S +
S O L O M O N , P C

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS+ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Weil Realty Group, Inc.
Boston, Massachusetts

We have audited the accompanying balance sheet of Weil Realty Group, Inc. (a Massachusetts corporation) as of December 31, 2002 and the related statements of operations and accumulated deficit, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weil Realty Group, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Levine, Katz, Nannis + Solomon, PC

January 10, 2003

WEIL REALTY GROUP, INC.
BALANCE SHEET
December 31, 2002

ASSETS

CURRENT ASSETS

Cash and cash equivalents	$ 27,190	
TOTAL ASSETS		$ 27,190

LIABILITIES AND STOCKHOLDER'S EQUITY

STOCKHOLDER'S EQUITY

Capital stock	$ 100	
Additional paid-in capital	613,400	
Accumulated deficit	(586,310)	
TOTAL STOCKHOLDER'S EQUITY		27,190
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 27,190

The accompanying notes are an integral part of this financial statement.

WEIL REALTY GROUP, INC.
STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT
Year Ended December 31, 2002

COMMISSIONS AND FEES		$ 390,024
OPERATING EXPENSES		
Salaries, officer	$ 160,000	
Salaries, others	95,058	
Contributions	100	
Dues and subscriptions	11,166	
Insurance	5,245	
Meals and entertainment	2,315	
Office supplies and costs	15,326	
Pension contribution	63,764	
Postage and delivery	1,868	
Printing and office supplies	2,088	
Professional fees	10,907	
Promotional costs	12,742	
Referral fees	10,000	
Rent	12,000	
Telephone	5,784	
Taxes, payroll and other	17,482	
Travel and seminars	39,241	
TOTAL OPERATING EXPENSES		465,086
NET LOSS		(75,062)
Accumulated deficit, beginning of year		(471,248)
Distribution to stockholder		(40,000)
ACCUMULATED DEFICIT, END OF YEAR		$ (586,310)

The accompanying notes are an integral part of these financial statements.

WEIL REALTY GROUP, INC.
STATEMENT OF CASH FLOWS
Year Ended December 31, 2002

OPERATING ACTIVITIES:		
Net loss	$	(75,062)
Decrease in cash from:		
Accrued expenses		(60,000)
NET CASH OPERATING ACTIVITIES		(135,062)
FINANCING ACTIVITIES:		
Proceeds from additional paid-in-capital		197,000
Distribution to stockholder		(40,000)
NET CASH FINANCING ACTIVITIES		157,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		21,938
Cash and cash equivalents, beginning of year		5,252
CASH AND CASH EQUIVALENTS, END OF YEAR	$	27,190

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

No cash was paid for interest during the year ended December 31, 2002.

The accompanying notes are an integral part of this financial statement.

WEIL REALTY GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002

A. DESCRIPTION OF BUSINESS

The Company, located in Boston, Massachusetts, provides private corporate capital for real estate companies throughout the United States by arranging operating company investments, strategic alliances, and re-capitalization services.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Use of estimates - The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates relate primarily to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Cash and cash equivalents - For purposes of financial statement presentation, the Company considers all highly liquid instruments with maturity of three months or less to be cash equivalents.

3. Revenue recognition - Commission revenue is recognized upon completion of contract terms. Revenue from retainer fees is recognized ratably over the period the retainer fee covers.

4. Income taxes - The Company has elected to be taxed as an S Corporation in accordance with the Internal Revenue Code, whereby the Company's income is allocated to its stockholder, who is then responsible for the federal and state income taxes, where applicable, at the stockholder's respective tax rates. Accordingly, no provision for income taxes is recorded in these financial statements.

5. Advertising - The Company expenses the production costs of advertising as they are incurred.

C. CONCENTRATIONS

From time to time, the Company's cash balances in one financial institution exceed the amount insured by the federal government.

Due to the nature and size of the Company's operations, the number of clients the Company can work with at any given time is limited. During the year ended December 31, 2002, two separate clients each accounted for more than 25% of the Company's gross revenues.

D. EMPLOYEE PENSION CONTRIBUTIONS

The Company maintains a retirement plan, Weil Realty Group, Inc. Money Purchase Plan and Trust, covering all full time employees who meet certain age and length of service requirements. The Company's contribution to the plan for year ended December 31, 2002 was $63,764, which was based upon 25% of eligible compensation, as defined in the plan document.

E. CAPITAL STRUCTURE

The Company has 300,000 shares of $1 par value common stock authorized, and 100 shares issued and outstanding. Common shares are voting and distributions are paid at the discretion of the Board of Directors. The Company has first right of refusal on the transfer of all shares of common stock.

F. TENANT-AT-WILL

The Company leases its facilities under a tenant-at-will agreement. Rent expense for the year ended December 31, 2002 was $12,000.

G. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of not less than $5,000. At December 31, 2002, the Company had net capital of $27,190, which was $22,190 in excess of its required net capital of $5,000.

FIRST NEEDHAM PLACE
250 FIRST AVENUE - SUITE 101
NEEDHAM · MA 02494-2805
WEB WWW.LKNSCPA.COM
E MAIL LKNS@LKNSCPA.COM
TELEFAX 781.453.8778
TELEPHONE 781.453.8700

L E V I N E
K A T Z
N A N N I S +
S O L O M O N , P C

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS+ADVISORS

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors
Weil Realty Group, Inc.
Boston, Massachusetts

Our report on our audit of the basic financial statements of Weil Realty Group, Inc. for 2002 appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The computations of minimum net capital requirement pursuant to Section 240.15c3-1 of the Securities and Exchange Commission's Rules Regulation T are not a required part of the basic financial statements and are presented in accordance with those requirements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. There are no material differences pursuant to the attached computation of minimum net capital, and Weil Realty Group, Inc.'s corresponding Part IIA.

Levine, Katz, Nannis + Solomon, PC

January 10, 2003

WEIL REALTY GROUP, INC.
COMPUTATION OF MINIMUM NET CAPITAL REQUIREMENTS
December 31, 2002

TOTAL CURRENT ASSETS	$	27,190
LESS: INELIGIBLE RECEIVABLES		-
NET ELIGIBLE ASSETS		27,190
TOTAL LIABILITIES		-
NET CAPITAL		27,190
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL	$	22,190